United States securities and exchange commission logo





                            October 14, 2022

       Suren Ajjarapu
       Chief Executive Officer
       Aesther Healthcare Acquisition Corp.
       515 Madison Avenue, Suite 8078
       New York, New York 10022

                                                        Re: Aesther Healthcare
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 16,
2022
                                                            File No. 001-40793

       Dear Suren Ajjarapu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed September 16, 2022

       Shareholder Letter, page -

   1. Please balance your statement that "Ocean Biomedical is developing five discoveries that have the potential to
achieve life-changing outcomes" with information about the early stage of development
for the candidates, the expense of clinical trials and uncertain outcome. Similarly,
revise page 2. Additionally, complete the table appearing on page
                                                        165 to depict the stage
of development as of the most recent date practicable.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 2 14, 2022 Page 2
FirstName LastName
What conditions must be satisfied to complete the Business Combination, page 10

2. Please identify the conditions that are subject to waiver here and on pages 19 and 125. To the extent that a waiver may have material consequences, please include a risk factor indicating describing the potential impact of the waiver. For example, if the condition that AHAC will have at least $5,000,001 of net tangible assets is waivable, please discuss the impact a waiver may have on a Nasdaq listing. If approval for a Nasdaq listing is waivable, include a discussion of the potential impact on liquidity. May AHAC, the Sponsor or AHAC's directors, officers advisors or their affiliates purchase shares in connection with the Business Combination, page 12

3. We not your disclosure on page 12 indicating that the Sponsor, directors, officers or advisors and their affiliates may purchase shares in privately negotiated transactions at purchase prices that may be in excess of the per-share pro rata portion of the Trust account. Please explain how you intend to comply with Rule 14e-5 and Tender Offers and Schedules CDI 166.01.
What interests do AHAC's current officers and directors have in the Business Combination?, page 12

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that is dependent on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
5. Please highlight the risk related to the sponsor's incentive to to complete any acquisition rather than liquidate and the potential result of completing an acquisition that might not be favorable to the public shareholders.
6. Please clarify here whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Summary of the Proxy Statement, page 18

7. Please revise your Summary to include descriptions of the Backstop Agreement and
         Common Stock Purchase Agreement, including the purposes of these agreements, material terms, and the short term and long term impacts, including potential dilutive effects and potential impacts on the stock price. Please also include risk factor disclosure identifying provisions that are likely to have dilutive effects and put downward pressure on the stock price.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 3 14, 2022 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 29

8. We note that there are at least two conditions required to be met for the merger to close:
         (1) the minimum cash condition of $50 million, and (2) $5,000,001 of net tangible assets.
         Please expand your presentation and disclosures to explain how you intend to address these required conditions for those scenarios that one or both of the conditions are not met. With regards to the minimum cash condition, we note that Ocean Biomedical has the option to waive this condition. Ensure your pro forma presentation gives effect to the full range of possible results (i.e., Ocean Biomedical exercising its option and also not exercising its option). Refer to the guidance in Article 11-02(a)(10) of Regulation S-X.
Basis of Pro Forma Presentation, page 30

9. Please revise your disclosures to clarify that the low redemptions assumes 25% of the
         AHAC public stockholders will exercise their redemption rights, and that the high redemptions assumes 75%.
10. For each redemption scenario presented, please disclose the number of shares and percentage of the total to be held by AHAC public stockholders, AHAC sponsors, Vellar
         Opportunity Fund SPV LLC     Series 3, and former Ocean Biomedical
equity holders at
         the closing of the business combination and as reflected in the pro forma financial statements in a tabular format. Include any necessary footnote explanations for the number of shares presented. Also include as a subsection to the tabular presentation the number of shares any other outstanding dilutive instrument is convertible into along with appropriate footnote explanations for the amounts presented. Unaudited Pro Forma Condensed Combined Balance Sheet, page 31

11. Please revise your presentation here and on page 28 for cash and cash equivalents under
         Scenario 4, as negative cash and cash equivalents and total assets is not a result that can occur. Refer to Article 11-02(a)(6)(i)(A) of Regulation S-X for guidance.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 34

12. Please include a footnote that provides a detailed description of the business combination, including all material terms and the anticipated accounting implications for each material term. Specifically, a discussion of the Earnout Shares, Extension Share Award, Warrant
         Conversion provisions, and the Class B profit interests in Poseidon should be provided, including how each provision will be accounted for and has been reflected in the pro forma financial statements.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 4 14, 2022 Page 4
FirstName LastName
2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 35

13. For footnote (2) regarding the Backstop Agreement, please address the following:
             Provide a more comprehensive explanation of the material terms of the Backstop
             Agreement.
             Expand your columnar presentations for each redemption scenario in which the
             Backstop Agreement is utilized to give effect to the full range of possible results. For example, a range of results would include whether or not Vellar is able to acquire the shares from the public stockholder, since it appears that Vellar's offering price of $10 per share is less than the $10.20 per share available under the redemption option.
             Another possible range of results would be whether or not Vellar sells the acquired shares prior to close and/or prior to maturity. In this regard, Vellar may not be willing to sell the shares at a price below $12.50 per share, which is your required buyback price at maturity of the Backstop Agreement. Refer to
Article 11-02(a)(10)
             of Regulation S-K for guidance.
             For the scenarios presented in which Vellar does not sell the shares prior to closing and/or prior to maturity, explain why you have not also recognized a liability for the repurchase of the shares at $10 per share in addition to the $2.50 per share required for those shares not sold prior to maturity.
             Revise your disclosures to better explain why you are recognizing a cash inflow adjustment under the low and high redemption scenarios, since you are not issuing any new shares for purposes of the Backstop Agreement. In this regard, it is unclear at what point AHAC repays Vellar under the Backstop Agreement for the shares
             Vellar acquires. We note your disclosures on page 126 that
AHAC has agreed to
             purchase those shares from Vellar on a forward basis at maturity We further note on page 126 that Vellar will repay AHAC with a portion of the sale proceeds to the extent that Vellar sells some or all of the shares subject to this agreement.
             For the low redemption scenario, explain why you are presenting Vellar as acquiring
             2,680,000 shares while only 2,625,000 shares are shown as being redeemed and where the additional 55,000 shares came from.
14. Please expand footnote (5) to provide a discussion and analysis of the factors that could result in an adjustment to the merger consideration to be received by
Ocean   s shareholders
         as discussed on page 123. To the extent that any of those conditions are present as of the most recent balance sheet date, provide the calculation showing the adjusted consideration amount and reflect the adjusted amount in the pro forma presentation. Refer to Article 11-
         02(a)(11)(ii)(A) of Regulation S-X for guidance.
15. Regarding the adjustment related to footnote (7), please tell us why you have included this amount as an accounts payable rather than as a deduction to cash and cash equivalents. In this regard, we note the disclosures on page 234 that state $21.4 million of cash and cash equivalents from the business combination will be used to repay certain accrued expenses and contingent payments. For those scenarios presented in which the $50 million
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 5 14, 2022 Page 5
FirstName LastName
         minimum cash requirement is not met, address whether the contingent costs included would still be incurred.
3. Net income per Share, page 36

16. Please expand your presentation to show the composition of the weighted average shares outstanding for each period presented. Also, disclose the number of shares that are anti-
         dilutive and not included in the diluted shares outstanding by type. Refer to Article 11-
         02(a)(9) of Regulation S-X for guidance.
Risk Factors, page 43

17. Please include risk factor discussions identifying the potential consequences to investors related to the Backstop Agreement and the Common Stock Purchase Agreement.
We are a party yo license and sublicense agreements pursuant to which we are obligated to make substantial payments..., page 65

18. Please revise your risk factor heading and discussion to clarify that the agreements may be terminated for failure to meet the milestone events by certain dates and include the milestone events and dates.
Some intellectual property that we have in-licensed may have been discovered through federal government funded programs..., page 70

19. Please identify your license agreements that provide for "march-in" rights.
We will be a "controlled company" within the meaning of Nasdaq rules and the rules of the
SEC..., page 97

20. Please identify the controlling shareholder and indicate whether you intend to rely on corporate governance exemptions available to controlled companies. Please also update your summary to indicate that you will be a controlled company, identify the controlling shareholder and include a discussion of the consequences.
Backstop Agreement, page 126

21. Please revise the description of your Backstop Agreement with Vellar to clearly explain the obligations of each party and all material terms. For example,
             Given that AHAC will purchase shares that Vellar purchases in the open market, explain how the agreement is intended to provide AHAC with additional outstanding shares and cash following the Business Combination. To the extent that the expectation is that AHAC will have the additional shares and cash at the time of the closing and the period immediately following the closing of the Business
              Combination, please clarify that the additional shares and cash is limited to the short term and for the purpose of ensuring the conditions of the Business Combination are met. Include a risk factor discussing the longer term impact on cash.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 6 14, 2022 Page 6
FirstName LastName
                Explain the prepayment provisions referenced on page 35, including the timing and amount of such payments.
                Clarify whether the phrase "AHAC stockholders that elected to redeem and subsequently revoked their prior elections..." is intended to refer to AHAC stockholders who in the future elect to redeem and subsequently revoke their election.
                Clarify when Vellar will make the purchases or over what period of time.
                When will AHAC purchase the shares from Vellar.
                Your discussion indicates "maturity" is described but it is not clear from the discussion when maturity occurs or how it is determined.
                Clarify the statement that "AHAC will not purchase any shares of its Class A common stock from Vellar at a price higher than the redemption price during the redemption period" to indicate whether AHAC will purchase Class A common stock at a price higher than the redemption price following the redemption period and if AHAC commits to the purchase during the redemption period.
                Clarify when and how AHAC will determine the purchase price. Explain Vellar's obligation to repay AHAC a portion of the sale proceeds, including
              identifying the referenced sale and quantifying the portion of the proceeds.
                If the shares to be sold back to AHAC are no longer subject to the forward transaction following the expiration of the redemption offer, please explain the significance of the maturity.



Shareholder Proposal No. 1: The Business Combination Proposal
Background of the Business Combination, page 128

22. We note you disclose here that EF Hutton performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please describe the extent of EF Hutton's role and quantify the aggregate fees payable to EF Hutton that are contingent on completion of the business combination.
23. Please revise to disclose how many of the targets the AHAC Board discussed on August
         5, 2022 were determined to be    the best targets    and disclose the
extent of negotiations
         with those companies and why you decided not to pursue a business combination with those companies.
24. Disclose the reasons the company did not enter business combinations with the other companies it considered appropriate targets aside from Candidates A, B and C.
25. We note your reference to the Cohen & Co. backstop agreement here on page 131. Please revise your disclosure to provide the material terms of the agreement or otherwise advise.
26. Please revise your disclosure to state who proposed the common stock purchase agreement and the backstop agreement and describe the concerns the agreements were
 Suren Ajjarapu
Aesther Healthcare Acquisition Corp.
October 14, 2022
Page 7
         intended to address. Discuss the negotiations leading to execution of the agreements including, without limitation, changes to the terms throughout negotiations.
27. Revise to describe the meetings that took place between representatives of AHAC and
         Ocean Biomedical between August 13, 2022 and August 31, 2022. The descriptions should include the representatives at each meetings, the issues and concerns discussed, the initial offer, how the negotiations developed the valuations, Back Stop Agreement,
         Common Stock Purchase Agreement and the decision to provide for earn earn out shares..
Timeline of the Business Combination, page 130

28. Please revise your discussion to discuss how you narrowed the list of thirty six potential acquisition targets to the ten you entered into non-disclosure agreements with and how you further narrowed the field of potential candidates to four.
The AHAC Board's Reasons for Approval of the Business Combination [to be revised], page 133

29. Please revise this section to include the reasons for approval of the business combination in the next amendment.
30. Please revise to describe Mentor's methodology for identifying comparable companies and describe the analyses performed. To the extent there were any transactions that met the selection criteria that were not included in the analysis, please identify the transactions and explain why they were excluded.
The Opinion of the Mentor Group, page 136

31. Please disclose the interest rate used and discuss why you considered projections extending over an 18 year period to be reasonable. Additionally, clarify how many FDA product approvals you assumed were granted, the dates of such approvals for purposes of the projections, growth rates used and why you believe such assumptions were appropriate given the early stage of development for all of Ocean Biomedical product candidates.
         Additionally, discuss whether the projections factored in the possibility of FDA approval of new competitive products.
32. Discuss how the comparable companies were selected for the Guideline Public Company
         Data and explain how the fairness advisor used this data in its analyses. If any companies that met the selection criteria were excluded from the analysis, please identify them and explain the reason for excluding them.
Information About the Company, page 159
FirstName LastNameSuren Ajjarapu
33. Please revise to disclose that your board of directors approved an extension of the period
Comapany    NameAesther
       of time  available toHealthcare
                             AHAC to Acquisition
                                       consummateCorp.
                                                    a business combination from
September 16,
       2022  to December
October 14, 2022 Page 7     16, 2022.
FirstName LastName
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 8 14, 2022 Page 8
FirstName LastName
Business of Ocean Biodmedical, page 164

34. We note your statement that an estimated 1,500 patients in Puerto Rico account for more that 50% of the worldwide HPS population appears to conflict with your subsequent statement that HPS effects approximately 1 to 2 million individuals worldwide outside of
         Puerto Rico. Please reconcile your disclosure or otherwise advise. Executive Officers, page 220

35. Please delete the value of UpHealth as of the fourth quarter of 2020. Alternatively, tell us why you believe this information is relevant and update the value to the most recent practicable date.
Ocean Biomedical's Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations, page 230

36. Please expand your discussion and analysis of research and development expenses for the six-months ended June 30, 2022, to disclose the nature of the costs incurred. Similarly, please also address this comment for your analysis of general and administrative expenses.
General

37. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany
October 14,NameAesther
            2022        Healthcare Acquisition Corp.
October
Page 9 14, 2022 Page 9
FirstName LastName
38. We note that EF Hutton was an underwriter for the initial public offering of the SPAC and advised on the business combination transaction with the target company as referenced on page 131. We also note press reports that certain firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton about it ceasing involvement in your transaction and how that may impact your deal or the deferred
         underwriting compensation owed to EF Hutton for the SPAC   s initial
public offer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Andy Tucker, Esq.